ZHONGCHAI MACHINERY, INC
224 Tianmushan Road
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, 310007 P.R. China

                November 22, 2010

FILED VIA EDGAR

Ms. Theresa Messinese
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Zhongchai Machinery, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 21, 2010
File No. 000-31091

Dear Ms. Messinese:

I am responding to your letter to me as the Chief Financial Officer of Zhongchai Machinery, Inc., dated November 5, 2010.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349), in connection with the first comment letter, has spoken with Mr. Foti, and based on that conversation we understand that we may provide the intended responses in this letter for the Staff consideration before making the actual amendments in the Form 10-K, if any are required. Please feel free to contact Mr. Hudders.

Form 10-K for Fiscal Year Ended June 30, 2010
Item 7.  Management’s Discussion and Analysis of Financial Conditions and Result of Operations, page 23
Operating Results

1.
We note your response to prior comment 4.  Your proposed disclosure states that the decrease in SG&A expenses is mainly attributable to a reduction in legal expenses as a result of settling litigation; however, it appears that only $59,611 of the $212,649 decrease in legal expenses is attributable to the settlement.  Please revise accordingly.  Also in this regard, please quantify the decrease attributed to certain promotion and research and development related expenses in the narrative and provide more detail as to the reason for change.

Response

Below is the proposed revision to the Form 10K.

“Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses for the company generally consist labor cost and related overhead costs for sales, marketing, finance, legal, human resources and general management. They also include the expenses recognized for stock-based compensation pursuant to FAS 123(R).

SG&A expenses decreased by $760,796 to $1,287,359 in the year ended June 30, 2010, from $2,048,155 in year ended June 30, 2009. SG&A expenses for fiscal years 2010 and 2009 mainly consist of selling expenses, research and development, labor costs and costs related to being a public company, including professional services related to auditing, legal and other services.   .

The decrease in SG&A expenses from 2009 fiscal year to 2010 fiscal year was mainly attributable to (i) a reduction in legal expenses of about $212,649 as a result of settling litigation in 2009, no continuing legal expenses for disposal of IBC Automotive and no continuing legal expenses for attempted restructuring, (ii) the disposal of IBC Automotive which resulted in a reduction of about $213,902 of associated SG&A expenses, and (iii) a reduction in certain promotion and research and development related expenses of $ 110,458. The promotion and research and development expenses fell by 31.05%, because product development for certain gearbox products was completed in fiscal year 2009 and as a result there were no continuing costs. The decrease was also due to savings from the consolidation of Shengte of $48,539. The Company reduced its personal count at the corporate level and implemented cost cutting measures in the fiscal year 2010, resulting in a reduction of payroll expense of approximately $152,790.  There was a non-cash expense of $63,606 recognized for stock based compensation related to stock options and warrants granted in the period pursuant to SFAS 123(R), however, this was less than in fiscal year 2009 by approximately $45,183.

Notwithstanding the overall decrease in expenses, there was an increase in SG&A expenses for Zhongchai China of about $81,896 to $636,837 in the year ended June 30, 2010, from $554,941 in fiscal year 2009, or 14.76%. This increase is mainly caused by the increase of production scale of Zhongchai China. Management believes that the SG&A of Zhongchai China will continue to increase as the production scale of Zhongchai China increases. Even though, the R&D expenses were decreased in fiscal year 2010, the management believes that it also will increase as the Company seeks to develop and introduce more new products in the near future.”

Consolidated Statements of Cash Flow, page F-5

2.
We note your response to prior comment 7.  Cash payments to acquire inventory, including settlement on related trade notes payable, should be presented as cash outflows for operating activities in accordance with ASC 230-10-45-17.  Please revise accordingly.

Response

We will revise the Consolidated Statements of Cash Flows as below:

	For the Years Ended June 30,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$1,072,405	$(1,132,190)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Noncontrolling interest	263,903	45,278
Depreciation and amortization	323,734	215,844
Loss on disposal of assets	4,847	-
Provision for bad debts	29,768	92,017
Stock based compensation	63,606	108,789
Non-cash payments of rent	-	3,750
Loss on disposal of a subsidiary-IBC	-	390,431
Changes in assets and liabilities:
Change in restricted cash	225,094	(315,151)
Accounts receivable	(2,090,134)	(1,154,135)
Inventory	(1,098,936)	(322,261)
Notes receivable - trade	(47,470)	(95,257)
Advance payments	600,846	2,091,724
Other current assets	3,902	184,912
Accounts payable and accrued expenses	1,926,414	838,019
Trade notes payable	(173,760)	315,151
Taxes payable	168,795	54,145
Other current liabilities	84,033	118,561
Total adjustments	284,642	2,571,817

Net cash provided by operating activities	1,357,047	1,439,627

Cash flows from investing activities:
Notes receivable - other	35,000	(57,500)
Advance payments for purchase of land use rights and building	(2,581,392)
Additions to property and equipment	(393,720)	(368,312)
Additions to construction in progress	(272,436)	-
Proceeds from Minority-40% equity of Lisheng	293,340
Adjustment in the distribution of dividends	(166,614)
Loss on disposal of a subsidiary –IBC, net of cash		(178,965)

Net cash used in investing activities	(3,085,822)	(604,777)

Cash flows from financing activities:
Proceeds from (repayments of) short-term bank loans	(777,351)	2,197,500

Net cash provided by (used in) financing activities	(777,351)	2,197,500

Effect of foreign currency translation on cash	10,956	1,444

Net increase (decrease) in cash and cash equivalents and restricted cash	(2,495,170)	3,033,794

Cash and cash equivalents at beginning of year	3,990,767	956,973

Cash and cash equivalents at end of year	$1,495,597	$3,990,767

Supplemental Schedule of Non Cash Activity
Other current liability for noncontrolling interest ownership buyback	$2,600,000	$-

3.
In your response to prior comment 8 you state that “there was $2.6 million due to Keyi…” and Note 11 discloses that $2.6 million due to Keyi is included in the balance in other current liabilities; however, your statement of cash flows reflects the amount as a cash outflow in the same period.  Please clarify and revise the consolidated financial statements for consistency.

Response

The Company has not paid Keyi for the noncontrolling interest buyback in the amount of $2,600,000.  Accordingly, a liability of $2,600,000 was recorded in the balance in other current liabilities as of June 30, 2010.  Pursuant to your comment, the Company will revise the statement of cash flow for the year ended June 30, 2010 to present the effect of the noncontrolling interest buyback as a non cash activity under the Supplemental Schedule of Non Cash Activity.

Note 5 – Advance Payments, page F-12

4.
We note your response to prior comment 11.  Current asset classification is used to designate assets that are expected to be ultimately realized in cash (such as inventory), and therefore excludes items where cash has been designated for non-current assets such as PP&E.  In this regard, we continue to believe that the classification of the $4.6 million advance payment should be classified as a non-current asset in the balance sheet as it is for the ultimate purchase of a non-current asset.  Please revise.

Response

We will reclassify the $4.9 million advance payment as a non-current asset, including $4,577,495 made by the Zhongchai JV to Zhejiang Xinchai Holdings Co., Ltd., and $382,980 made by Xinchang Xian Lisheng Machinery Co., Ltd. to the government, to purchase land use rights and building.

Consolidated Balance Sheets

	June 30, 2010	June 30, 2009
Assets
Current assets:
Cash and cash equivalents	$1,495,597	$3,990,767
Restricted cash	90,810	315,151
Accounts receivable, net of allowance for doubtful accounts of $37,670	3,618,030	1,540,402
$37,670 and $7,732 at June 30, 2010 and 2009, respectively
Inventory	2,680,666	1,568,445
Notes receivable	463,465	448,655
Advance payments- trade	33,132	2,988,235
Other current assets	110,131	115,266

Total current assets	8,491,831	10,966,921

Property and equipment, net	3,017,569	2,662,924

Goodwill	3,425,868	3,407,262

Advance payments-non current portion	4,960,475

Other assets	451	65,575

Total assets	$19,896,194	$17,102,682

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$3,504,923	$1,562,217
Trade notes payable	142,365	315,151
Short-term bank loans	1,428,810	2,197,500
Taxes payable	224,108	54,292
Dividend payable	381,201	-
Other current liabilities	3,322,277	635,408
Total current liabilities	9,003,684	4,764,568

Total liabilities	9,003,684	4,764,568

Stockholders’ equity:
Common stock, $.001 par value, 500,000,000 shares authorized,
27,613,019 shares issued and outstanding at June 30, 2010
and 2009, respectively	27,613	27,613
Stock subscription receivable	(33,120)	(33,120)
Additional paid-in capital	16,484,097	16,484,097
Statutory reserves	315,152	124,460
Retained earnings (accumulated deficit)	(7,558,542)	(8,440,255)
Accumulated other comprehensive income	1,361,646	1,415,474
Total stockholders’ equity	10,596,846	9,578,269

Noncontrolling interest	295,664	2,759,845

Total equity	10,892,510	12,338,114

Total liabilities and equity	$19,896,194	$17,102,682

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/S/ Peter Wang

Peter Wang,
Acting Chief Financial Officer